Exhibit 12.1

Royal Caribbean Cruises Ltd.
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years Ended December 31,
	2016	2015	2014	2013	2012

Earnings

Net income	$1,283,338	$665,783	$764,146	$473,692	$18,287
Income tax (benefit) expense	20,070	11,094	(20,896)	24,937	55,518
Income from equity investees, net of distributions	(52,408)	(53,015)	(45,362)	(26,071)	(21,078)
Fixed charges	342,307	314,107	299,410	364,515	383,575
Capitalized interest	(25,253)	(26,491)	(28,827)	(17,878)	(13,281)
Earnings	$1,568,054	$911,478	$968,471	$819,195	$423,021

Fixed Charges
Interest expense (1)	$332,628	$304,216	$287,126	$350,299	$369,062
Interest portion of rent expense (2)	9,679	9,891	12,284	14,216	14,513
Fixed charges	$342,307	$314,107	$299,410	$364,515	$383,575

Ratio of Earnings to Fixed Charges	4.6x	2.9x	3.2x	2.2x	1.1x

(1) Interest expense includes capitalized interest and amortization of deferred financing expenses.
(2) For the years 2014 through 2011, interest portion of rent expense represents actual interest charges for Brilliance of the Seas operating lease. For all other rentals in the periods presented, we have assumed that one-third of rent expense is representative of the interest factor.